VIA FEDERAL EXPRESS AND E-MAIL

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

September 26, 2011

Re:

Alternative Energy Media, Inc.:  Response to Comment Letter Dated September 6, 2011 Regarding Registration Statement on Form S-1 Filed August 9, 2011

(SEC File Number 333-176169)

Mr. Allegretto:

This letter is written on behalf of Alternative Energy Media, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter.  The Company has requested us, as its legal counsel, to respond to your September 6, 2011 letter to the Company written on behalf of the Securities and Exchange Commission (the “Commission”).  Please note that the Company has concurrently revised and filed its Registration Statement on Form S-1 in response to the Commission’s comments, except as otherwise may be described in this transmittal letter.  Enclosed please find a “clean” and a marked copy of the Company’s amended filing that conforms with Rule 310 of Regulation S-T.

The Company’s specific responses are set forth below in corresponding order to the Commission’s numbered comments:

Comment Number One

(General) Rule 419 of Regulation C, concerning offerings by bland check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In this regard, in discussing the definition of a blank check company in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.”  Please see Release No. 33-6932.  Your disclosure indicate that you are a development stage company that was formed to “provide internet search and advertising services that facilitate access to alternative energy information relevant to specific topics of interest, products, and related services on the Internet.”  However, we note that you have a limited operating history, no customers, no revenues, a net operating loss of $5,950, and it appears that you have only minimally implemented your business model.

To date, it seems as if you have taken few substantive steps in furtherance of a business plan. We further note your acknowledgement of the need to acquire additional assets or other businesses in order to cease being a “shell company.”

THE KRUEGER GROUP, LLP

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

September 26, 2011

In this regard, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

The Company is not a blank check company nor does the designation of Rule 419 Regulation C apply.  The Company acquired certain websites that are operational, and were operational when the Company acquired them, each of which has the present ability to generate revenue.  From inception, the Company has had a specific business plan that is focused on further expanding its business and the scope and ability of its three websites to produce revenue.  The Company was not formed to engage in a merger or acquisition.  While the Company has limited operations, the Company should not be construed as having no business plan or operations.

According to Section 1180 of the Financial Reporting Manual of the Division of Corporate Finance of the Commission, Section 7 of the Financial Accounting Standards Board defines when a company is in its “development stage”.   A company is considered in its “development stage” if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists: (1) planned principal operations have not begun; or (2) planned principal operations have begun, but no revenue has yet been generated.  The Company respectfully submits that it falls within this second category.  The planned principal operations that the Company has commenced include the acquisition of certain domain names and websites, the redevelopment of each website and domain to reflect the alternative energy resources industry, and indexing each of the websites with at least one of the major search engines, including Bing, Google or Yahoo.

Comment Number Two

(Registration Statement Cover Page) – We note you had disclosed your primary SIC code as 7189. The SIC code for your company in the EDGAR system appears to be 7389.  Please revise your cover page accordingly. You may also wish to consult the SIC Code List, which is available on our website at http://www.sec.gov/info/edgar/siccodes.htm.

The Company has revised its registration statement as requested to reflect SIC Code 7389.

Comment Number Three

(Calculation of Registration Fee, page 2) – The registration fee is $116.10 per $1,000,000 (prorated for amounts less than $1,000,000).  Please amend your calculation of the registration fee table accordingly. Please see Section 6(b) of the Securities Act.

The Company has revised its registration statement as requested to reflect the proper registration fee calculation of $116.10 per $1,000,000.

Comment Number Four

(Prospectus Cover Page, page 2)  - Please state prominently on the prospectus cover page that you are an early stage company with no financial resources and your auditor’s have questioned your ability to continue as a going concern.

The Company has revised its registration statement on the Prospectus Cover Page as requested.

THE KRUEGER GROUP, LLP

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

September 26, 2011

Comment Number Five

(Prospectus Cover Page, page 2) – Since your offering will be self-underwritten and there is no minimum amount of shares that must be sold, please clearly disclose that you will lose money from the offering and that the maximum proposed aggregate proceeds of the offering are substantially less that the proposed costs to complete the offering.  Please see Item 501(b)(3) of Regulation S-K.

The Company has revised its registration statement on the Prospectus Cover Page as requested.

Comment Number Six

(Prospectus Summary, page 4) – Please revise the last sentence of the second paragraph to remove the implication that you do not have any obligation to update your prospectus for any material changes.  Please confirm your understanding in this regard.

The Company has revised its registration statement in the Prospectus Summary as requested.  The Company hereby confirms its understanding that it must update the Prospectus for any material changes.

Comment Number Seven

(Prospectus Summary, page 4) – Please clarify your indication in the penultimate paragraph on page 4 to state that raising funds in order to  begin marketing will not be accomplished through this offering; further, please state that you will need to raise additional funds through a separate offering in order to fund the expenses of this offering and to begin your marketing efforts.  Please also clarify what “internal resources” you are referring to in the same paragraph.

The Company has revised its registration statement in the Prospectus Summary as requested.

Comment Number Eight

(About Alternative Energy Media, Inc., page 4) We note your disclosure in the last two sentences of the third paragraph in this section. Please clarify where in the Exchange Act the term ‘development stage” is defined. Please also revise to specify that you have generated no revenues.

The Company has revised its registration statement in this section as requested.   The Company deleted the reference to the Exchange Act rule in its use of the term “development stage”.  This section now references Section 1180 of the Financial Reporting Manual of the Division of Corporate Finance of the Commission, which adopts the definition of “development stage” company set forth in Section 7 of the Financial Accounting Standards Board.

THE KRUEGER GROUP, LLP

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

September 26, 2011

Comment Number Nine

(About Alternative Energy Media, Inc., page 4)  We note your disclosure that you have begun your “planned principal operations.” Please detail the steps you have taken to being these planned principal operations.

The Company has revised its registration statement in this section as requested.   The amended Registration Statement reflects that the Company’s planned principal operations to date have included the acquisition of certain domain names and websites, the redevelopment of those websites to reflect the industry of alternative energy resources, and the indexing of each website by at least one of the major search engines, such as Google, Yahoo, or Bing.

Comment Number Ten

(About Alternative Energy Media, Inc., page 4)  We note your disclosure in the penultimate sentence of the fourth paragraph in this section. Please state the total number of websites you intend to launch.

The Company has revised its registration statement in this section as requested.   The Company has three websites and does not intend to launch or acquire more until its exiting websites are further enhanced and generating revenue.

Comment Number Eleven

(Risk Factors – 2. Because we have only recently commenced business operations…., page 7)   We note in your disclosure that “[w]e were formed in June 2011. All of our efforts to date have related to developing our business plan and beginning business activities.” Please revise the heading of this risk factor to clarify that you have not commenced business operations.  Please also review and thoroughly revise your filing to remove the implication that you have commenced operations and to state that you had no revenues, as opposed to “substantially” no revenues.

The Company has revised its registration statement in this risk factor as requested, with the exception that the heading of the second risk factor has been revised to state: “Because we have not commenced revenue-producing business operations” Management believes that the Company has commenced operations, but that operations are not yet revenue-producing.

Comment Number Twelve

(Risk Factors – 6. Fluctuations in our financial results…, page 7)  We note your disclosure in this risk factor discussing expected quarterly fluctuations in your industry. As appropriate, please revise your Seasonality discussion on page 20.

The Company has revised its registration statement in this Risk Factor as requested.   The Company revised its seasonality discussion on page 20 to reflect similar language in the opening sentence of this Risk Factor.

THE KRUEGER GROUP, LLP

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

September 26, 2011

Comment Number Thirteen

(Risk Factors – 10. There are significant potential conflicts of interest, page 8)  Please elaborate upon this risk factor to make it more specific to you and your business. Specially, considering you have one employee, clarify how Mr. Zouvas has conflicts of interest in allocating time to you and his other business activities.

The Company has revised its registration statement in this Risk Factor as requested.

Comment Number Fourteen

(Risk Factors – 11. Because we have nominal assets and no significant revenue…, page 9)  Please revise this risk factor to remove the references to “significant” in reference t o your revenue.

The Company has revised its registration statement in this Risk Factor as requested.

Comment Number Fifteen

(Risk Factors – 20 -  The proposed aggregate proceeds of the Offering are less than…, page 10) – We note your statement that the proposed aggregate proceeds from the offering are substantially less that the proposed costs to complete this offering and that you will “receive no financial benefit from the completion of this Offering.”  In the forepart of your prospectus, please clarify why you are undertaking this offering.

The Company has revised its registration statement in the forepart of the Prospectus as requested.

Comment Number Sixteen

(Risk Factors – 21. The interests of the shareholders may be hurt because we can issue shares, page 11) – please consider removing this risk factor as it appears to address the same risk discussed in risk factor 28.

This Risk Factor has been removed.

Comment Number Seventeen

(Risk Factors – 24. Any market that develops in shares of our common stock…, page 12) Please revise to state that the threshold price referenced in the second paragraph of this section is $5.00. Please see Rule 3a51-1(d) of the Exchange Act. Please also make similar revisions to page 33. Please review your entire filing for compliance with the comment.

The Company has revised its registration statement in this Risk Factor and on Page 33 as requested.

THE KRUEGER GROUP, LLP

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

September 26, 2011

Comment Number Eighteen

(Risk Factors – 26. Any trading market may develop…, page 13)  We note your disclosure in this section as well as your disclosure on page 34. Please reconcile the number of states in which you may not be able to qualify for a manual exemption in light of this disclosure.

The Company has revised its registration statement in this Risk Factor and on Page 34 as requested.  The Company may not be able to qualify for a manual exemption in 17 states.

Comment Number Nineteen

(Risk Factors – 31. Because we are not subject to compliance…, page 14)  Mitigating language is inappropriate for risk factor discussion. Please delete the fist sentence of the third paragraph in this risk factor.

The Company has revised its registration statement in this Risk Factor as requested.

Comment Number Twenty

(MD&A or Plan of Operation, page 18)  Please clarify the date in the second sentence of this section. It appears the correct date should be June 30, 2011.

The Company has revised its registration statement in this section as requested.  The date has been changed from June 30, 2010 to June 30, 2011.

Comment Number Twenty-One

(MD&A or Plan of Operation, page 18)  - It does not appear that any of your web sites are operational at this time. As a result, your indication that you failed to earn any revenue for traffic that visited your sites is unclear.  Please revise to clearly state that your web sites are not operational or advise.

Each of the Company’s websites is currently operational.  Each website was online and operational when the Company acquired them on June 28, 2011.  Due to programming errors, two of the Company’s websites (AlternativePowerMall.net and AlternativeEnergyMedia.com) were offline for several days during the end of August through early September 2011.  These two websites have been restored and are currently online and operational.

Comment Number Twenty-Two

(Liquidity, page 18)  We note your disclosure in this section that “[w]e will pay all costs relating to this Offering estimated at $65,000. This amount will be paid as and when necessary and required or otherwise accrued on our books and records until we are able to pay the full amount due…”  We further note your disclosure on page II-1 that legal fees and expenses account for $50,000 of the estimated $65,000 in expenses associated with this registration statement. Given the costs relative to the proceeds of the offering, please clarify whether or not you have any payment arrangements in place with your legal advisors. Please also indicate the order of priority in how your expenses set forth in Item 13 on page II-1 will be allocated in the event (i) the maximum proceeds are received and (ii) none of the proceeds are received.  Please see Instruction 1 to Item 504 of Regulation S-K.

The Company has revised its registration statement in this section and in Item 13 on page II-1 as requested.

THE KRUEGER GROUP, LLP

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

September 26, 2011

Comment Number Twenty-Three

(Liquidity, page 18) – we note your indication here that you plan to begin work to update and enhance your three web sites in the next couple of months and you provide estimates of the costs necessary per site in order to accomplish such work. Please clarify why, as you indicate in the next paragraph, you have not sought any funding source yet and how you believe you will be able to begin such work “in the next couple of months” if you have not sought any funding. If instead you plan to utilize the resources of your president, as you indicate here, please state how much he is willing to lend and on what terms.

The Company has revised its registration statement in this section as requested.

Comment Number Twenty-Four

(Liquidity, page 21)  We note your disclosure in the third paragraph on page 19 (21) that “we will not yet be subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until we exceed $75 million in market capitalization.”  Please note that you are currently subject to Section 404(a) of the Sarbanes-Oxley Act. Please revise and confirm your understanding in this regard.

The Company has revised its registration statement in this section as requested by deleting the reference to Section 404.  The Company hereby confirms its understanding that it is currently subject to Section 404(a) of the Sarbanes-Oxley Act.

Comment Number Twenty-Five

(Business, page 20)   We note your statement in the second paragraph that your “three domain names or websites… are currently online in various forms, and otherwise may be redeveloped during the next few months, with additional content and technology partners to provide online alternative energy media related services.”  We further note your statement in the second paragraph on page 18 that “[w]e incurred minor costs to maintain the websites and failed to earn any revenue for traffic that visited our sites for the period ended June 30, 2011.” For each of your websites, please state the current status of development (e.g. functional, domain name reserved, etc.). Please also state the costs incurred to date for maintaining these websites and what steps you will need to take in order to begin earning revenues.

The Company has revised its registration statement in this section as requested.

Comment Number Twenty-Six

(Business, page 20) – Please enhance your disclosure to specific the types of “products” and “services” referenced in the second and third bullet point on page 21.  To the extent helpful, please provide examples of these products and services and clarify whether you will provide such service and products or simply serve as a portal to others.

The Company has revised its registration statement in this section as requested.

THE KRUEGER GROUP, LLP

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

September 26, 2011

Comment Number Twenty-Seven

(Business) We note your disclosure in the first paragraph on page 19 and the third paragraph on page 22. Please thoroughly revise your filing to discuss in sufficient detail your anticipated plan of operation. In your revised disclosure, please discuss:

•

The types of systems and controls you have implemented;

•

Your marketing strategy and how you intend to attract retailers;

•

The types of updates and enhancements you plan on making to your websites; and

•

the types of retailers you intend to attract

For the first three bullet points above, please provide an approximate time frame and associated cost.

The Company has revised its registration statement in the “Business” and “Liquidity” sections as requested.

Comment Number Twenty-Eight

(Property, page 23) – We note your office is provided to your free of charge. Please describe the arrangement(s) under which you receive this space free of charge.

The Company has revised its registration statement in this section as requested.  The Company’s business is online and virtual, and can move its office at any time.

Comment Number Twenty-Nine

(Directors, Executive Officers, Promoters and Control Persons, page 23)  We note your disclosure on page 4 that you provide “consulting services to various other companies on a per project basis.” Please revise your biography to reflect this experience and specify the services provided and the types of companies to which they are provided.

The Company has revised its registration statement on page 4 as requested.

Comment Number Thirty

(Directors, Executive Officers, Promoters and Control Persons, page 23)  Please state whether you have held any other directorships during the past five years in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of the Exchange Act. We note a Form 8-K/A filed on December 1, 2006 by Power-Save Energy Company listing you as a director. Please revise to include this as well as all other relevant directorships. Please see Item 401(e)(2) of Regulation S-K.

The Company has revised its registration statement on page 4 as requested.

THE KRUEGER GROUP, LLP

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

September 26, 2011

Comment Number Thirty-One

(Involvement in Certain Legal Proceedings, page 24) – We note your statement that “[e]xcept as described below, during the past five years, no present director, executive officer or person nominated to become a director or an executive officer of AEM… “ Please note that the disclosure required by Item 401(f) of Regulation S-K requires such disclosure for the past ten years with respect to your directors and executive officers, which differs from the five year period called for by paragraph (g) of such Item. Please revise. Please also revise to state where or not there are any exceptions to your disclosure in this section. To the extent there are no exceptions, please delete the clause “[e]xcept as described below.”

The Company has revised its registration statement on page 4 as requested.  There are no exceptions to the Company’s disclosure in this section.

Comment Number Thirty-Two

(Certain Relationships and Related Transactions, page 27)  - Please file the agreement by which you received the three domain names and websites from Windstream Partners, LLC. Please see Item 601(b)(10) of Regulation S-K.

The Company has attached the Domain Name and Website Acquisition Agreement with Windstream Partners, LLC as an exhibit to the amended registration statement.

Comment Number Thirty-Three

(State Securities – Blue Sky Laws, page 34) -  We note your statement in the penultimate paragraph of this section that you intend “to consider becoming a “reporting issuer” under section 12(g) of the Exchange Act, as amended, by way of filing a Form 8-A with the SEC.”  We further note your disclosure in the last paragraph on page 14 and third paragraph on page 35 that you do not have any current plans to file a Form 8-A. Please clarify whether or not you intend to file a Form 8-A.

The Company has revised its registration statement in this section to clarify that the Company has no current plans to file a Form 8-A.

Comment Number Thirty-Four

(Financial Statements – Note 2 Summary of Significant Accounting Policies, page F-7) – Please disclose your fiscal year end.

The Company has revised its registration statement in Note 2(a) to disclose its fiscal year-end.

Comment Number Thirty-Five

(Financial Statements – Note 2 Summary of Significant Accounting Policies, page F-7)   Please disclose whether acquired websites-domain names are subject to amortization and also disclose the weighted average amortization period, as applicable. Refer to ASC 350-30-50-1.

The Company has revised its registration statement in this Section as requested.

THE KRUEGER GROUP, LLP

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

September 26, 2011

Comment Number Thirty-Six

(Financial Statements) Financial statements containing audit reports that contain going concern language should contain prominent disclosure of the company’s viable plans to overcome such difficulties.  Please revise to include a reasonably detailed discussion of your ability (or inability) to generate sufficient cash to support your plan of operations during the twelve-month period following the date of the most recent balance sheet presented.  Your discussion should address your expected sources and demands for cash including commitments, if any, from your shareholders to provide capital or loans.  Please refer to Section 607.02of the Financial Reporting Codification.

The Company has revised its registration statement in the Financial Statements as requested.

Comment Number Thirty-Seven

(Exhibit 5.1) – Please either remove the words “each as amended to date” in the second paragraph or refile an opinion on the day you want the registration statement to go effective.

The opinion has been revised to delete the words “each as amended to date in the second paragraph.

Comment Number Thirty-Eight

(Exhibit 23.1 Consent)  - We note the auditors consent refers to an audit report date of June 8, 2011, but the auditor’s report on pageF-2 is dated August 8, 2011.  Please have your auditor revise the consent to address this discrepancy.

The Company’s auditors have provided a new consent letter in accordance with the amended registration statement that is consistent with the audit report date.

We thank you in advance for your consideration and review of the Company’s response as set forth herein and in the Company’s amendment to its registration statement.  Please feel free to call me with questions or comments at (858) 405-7385.  Your response can also be communicated to us at our e-mail addresses, blair@thekruegergroup.com and mzouvas.aemi@gmail.com.

Very truly yours,

Blair Krueger, Esq.

Blair Krueger, Esq.

THE KRUEGER GROUP, LLP

cc:

Alternative Energy Media, Inc.,